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                             February 2, 2022

       Brandon Dawson
       Chief Executive Officer
       Moveix Inc.
       4800 N Scottsdale Rd.
       Scottsdale, AZ 85251

                                                        Re: Moveix Inc.
                                                            Form 10-K for the
Year Ended May 31, 2021
                                                            Filed June 1, 2021
                                                            File No. 333-214075

       Dear Mr. Dawson:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended May 31, 2021

       Controls and Procedures
       Evaluation of Disclosure Controls and Procedures, page 10

   1. We note you did not conclude on the effectiveness of your disclosure controls and procedures as of May
31, 2021. Please be advised that all annual and quarterly filings should include a
conclusion as to whether disclosure controls and procedures are effective or not effective as of
the report date as required by Item 307 of Regulation S-K.

       Financial Statements
       General, page F-1

   2. We note you provided annual audited financial statements as of and for the year ended
                                                        May 31, 2021 in your
Form 10-K and did not file any quarterly reports during either of your two most recent
fiscal years ended May 31, 2020 and 2021. Please be advised:
 Brandon Dawson
Moveix Inc.
February 2, 2022
Page 2
                Annual filings should include audited financial statements as of and for a registrant's two most recent fiscal year ends as required by Rule 8-02 of Regulation S-X;
              however, if a registrant meets the definition of an inactive registrant, unaudited financial statements are permitted by Rule 3-11 of Regulation
S-X.
                Quarterly information is required to be filed and reviewed by an auditor even if a registrant meets the definition of an inactive registrant.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Jeffrey Gordon at 202-551-3866 or Anne McConnell at
202-551-
3709 with any questions.



FirstName LastNameBrandon Dawson                                Sincerely,
Comapany NameMoveix Inc.
                                                                Division of
Corporation Finance
February 2, 2022 Page 2                                         Office of
Manufacturing
FirstName LastName